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                       SEWARD & KISSEL LLP
                     ONE BATTERY PARK PLAZA
                    NEW YORK, NEW YORK  10004

                   TELEPHONE:  (212)  574-1200
                   FACSIMILE:  (212)  480-8421



                                  November 7, 2001

VIA FACSIMILE

Michael Carper, Esq.
Allied Riser Communications Corporation
1700 Pacific Avenue, Suite 400
Dallas, Texas  75201

Re: Allied Riser Communication Corporation (the "Company")

Dear Michael:

         As you know, we represent noteholders who, in the aggregate, own a significant majority of the Company's convertible notes. In our prior discussions, and in discussions by our clients with your management and financial advisors, we have set out various ways in which we believed the Company could be restructured to benefit the stockholders, as well as the creditors, of the Company. Based on the publicly available information concerning the Company's merger with Cogent, there are numerous alternatives that are superior, not only for the noteholders, but also for the Company's stockholders.

         Following discussions that you initiated and in response to a proposal made by your financial advisor, in excess of 75% of the noteholders gave their approval in principle to a repurchase by the Company of the notes on a sliding scale of between 40% and 45% of their principal amount plus accrued interest, depending on how many notes were tendered. This restructuring of the notes would have provided substantial debt relief to the Company and certainly more value to the stockholders than the pending merger with Cogent.

         The terms of the Cogent merger agreement clearly harm the noteholders, undervalue the Company in relation to Cogent and give the Company's stockholders an illiquid security in an entity that projects years of losses and negative cash flow.

         Accordingly, if the Company remains unwilling to repurchase the notes as previously agreed, the noteholders that



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we represent wish to discuss with the Company a purchase by them of all of the Company's shares at a fair, negotiated cash price.
Such purchase would provide the Company's stockholders with a substantial benefit.

         In order to complete the purchase, a newly formed entity, beneficially owned by certain of the noteholders and other investors, would acquire all of the outstanding shares of the Company for cash at a substantial premium to the current trading price, which averaged 13.7 cents per share for the month of October and closed at 14 cents on November 6, 2001. This all-cash purchase would provide the Company's stockholders with immediate liquidity and be more attractive than the speculative securities offered by Cogent. In addition, an all-cash transaction would avoid the delay and uncertainty that is inherent in the Cogent transaction.

         The noteholders believe that such a transaction would be in the best interests of the Company's stockholders and far superior to the proposed transaction with Cogent.

         Kindly pass this letter to the Board of Directors of the Company. Our clients are prepared to discuss a transaction as soon as possible and to proceed expeditiously. Unless we hear from you by 5:00 p.m. on Monday, November 12, 2001, we will conclude that the Company has no interest in pursuing discussions with the noteholders on a negotiated basis, and our clients will pursue their rights and remedies, all of which are hereby reserved.

                             Sincerely yours,


                             /s/ Gary J. Wolfe
                             ----------------------
                             Gary J. Wolfe

















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